                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549



                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                                In respect of its
             U.S.$2,000,000,000 6.75% Global Notes due 6 March, 2002



                    Filed pursuant to Rule 3 of Regulation BW



                              Dated: March 1, 2000

         The following information regarding the U.S.$2,000,000,000 6.75% Global Notes due 6 March, 2002 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 16, 1999) is already on file with the Securities and Exchange Commission.

     Item 1.  DESCRIPTION OF OBLIGATIONS

         (a)   U.S.$2,000,000,000 6.75%  Global Notes due 6 March, 2002.

         (b)   The interest rate will be 6.75%, payable semi-annually.

         (c) Maturing March 6, 2002. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

         (d)   Not applicable.

         (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

         (f)   Not applicable.

         (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

         (h)   See Prospectus, pages 6-10.

         (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York, 10045.

     Item 2.  DISTRIBUTION OF OBLIGATIONS

         As of February 29, 2000, the Bank entered into a Terms Agreement (a copy of which is attached as Exhibit B) with Goldman Sachs & Co., Credit Suisse First Boston Corporation,

     PaineWebber Incorporated, Charles Schwab & Co., Inc., and UBS AG, acting through its division Warburg Dillon Read, (collectively, the "Managers"), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating U.S. Dollar 2,000,000,000 at 99.783% of par, less commissions of 0.0625%. The Notes are offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that delivery of the Notes will be made on or about March 6, 2000.

         The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

         The Managers propose to offer all the Notes to the public at the public offering price of 99.783%.


     Item 3.  DISTRIBUTION SPREAD


                            Price to                  Selling Discounts and    Proceeds to the
                             Public                        Commissions               Bank(1)
                            --------                  ---------------------    ----------------
                        Per Unit: 99.783%                    0.0625%                    99.7205%
                     Total: US$1,995,660,000               US$1,250,000             US$1,994,410,000


     Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

         None

     Item 5.  OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6.  APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

     Item 7.  EXHIBITS

         A.       Pricing Supplement
         B.       Terms Agreement

----------------------
(1)    Without deducting expenses of the Bank, which are not yet known.

                                                                       EXHIBIT A

                               PRICING SUPPLEMENT
                                       AND
                             SUPPLEMENTAL PROSPECTUS


              International Bank for Reconstruction and Development
                          Global Debt Issuance Facility

                                    No.: 834

             U.S.$2,000,000,000 6.75% Global Notes due 6 March, 2002




                               WARBURG DILLON READ
                           CREDIT SUISSE FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                                   PAINEWEBBER
                           CHARLES SCHWAB & CO., INC.



            The date of this Pricing Supplement is 29 February, 2000

                  This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility and to provide information supplemental to the Prospectus referred to below.

                  This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7 October, 1997, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

                  The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the Notes for such issue.


1.       No.:                                               834

2.       Aggregate Principal Amount:                        U.S.$2,000,000,000

3.       Issue Price:                                       99.783 percent

4.       Issue Date:                                        6 March, 2000

5.       Form of Notes
         (condition 1(a)):                                  Fed Bookentry only
                                                            (not exchangeable for Definitive Fed Registered
                                                            Notes, Conditions 1(a) and 2(b) notwithstanding)

6.       Authorized Denominations(s)
         (Condition 1(b)):                                  U.S.$1,000 and integral multiples of U.S.$1,000
                                                            in excess thereof

7.       Specified Currency
         (Condition 1(d)):                                  United States dollars (U.S.$)

8.       Maturity Date
         (Conditions 1(a) and 6(a); Fixed
         Interest Rate):                                    6 March, 2002


                                       -2-




9.       Interest Basis
         (Condition 5):                                     Fixed Interest Rate

10.      Fixed Interest Rate (Condition
         5(I)):

         (a)      Interest Rate:                            6.75 percent per annum

         (b)      Fixed Rate Interest                       Each 6 March and 6 September, commencing on 6
                  Payment Date(s):                          September, 2000 and ending on 6 March, 2002

11.      Relevant Financial Center                          New York

12.      Relevant Business Day                              New York

13.      Issuer's Optional Redemption
         (Condition 6(e)):                                  No

14.      Redemption at the Option of the
         Noteholders (Condition 6(f)):                      No

15.      Governing Law:                                     New York

OTHER RELEVANT TERMS

1.       Listing (if yes, specify Stock
         Exchange):                                         Luxembourg Stock Exchange

2.       Details of Clearance System
         Approved by the Bank and the
         Global Agent and Clearance and
         Settlement Procedures                              U.S. Federal Reserve Banks
                                                            Bookentry system; Euroclear;
                                                            Clearstream Banking, societe anonyme

3.       Syndicated:                                        Yes


                                       -3-




4.       If Syndicated:

         (a)      Liability:                                Several and not joint

         (b)      Lead Managers:                            UBS AG, acting through its
                                                               Division Warburg Dillon Read

         (c)      Stabilizing Manager:                      UBS AG, acting through its
                                                               Division Warburg Dillon Read

5.       Commissions and Concessions:                       0.0125% combined management and underwriting
                                                            commission 0.0500% selling concession

6.       Codes:

         (a)      Common Code:                              010879973

         (b)      ISIN:                                     US459056QC41

         (c)      CUSIP:                                    459056QC4

7.       Identify of Dealer(s)/Manager(s):
                                                            UBS AG, acting through its
                                                              Division Warburg Dillon Read
                                                            Credit Suisse First Boston Corporation
                                                            Goldman, Sachs & Co.
                                                            PaineWebber Incorporated
                                                            Charles Schwab & Co., Inc.

8.       Other Address at which Bank
         Information Available:                             None


GENERAL INFORMATION

                  The Bank's latest Information Statement was based on 16 September, 1999.

SUPPLEMENTAL PROSPECTUS INFORMATION

                  The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

                  In addition to traditional channels of distribution, the Notes in their primary distribution are being offered through the facilities of the Managers' internet sites where permitted under applicable law.

                  Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes including over-allotment, stabilizing and short-covering transactions in such Notes, and the imposition of a penalty bid, in connection with the offering.

                      INTERNATIONAL BANK FOR RECONSTRUCTION
                        AND DEVELOPMENT


                               /s/ Hiroshi Tsubota
                        By: ____________________________
                               Authorized Officer

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                              Washington, DC 20433


                                  FISCAL AGENT
                        Federal Reserve Bank of New York
                                33 Liberty Street
                               New York, NY 10045


                         LEGAL ADVISORS TO THE MANAGERS
                               Sullivan & Cromwell
                          1701 Pennsylvania Avenue, NW
                              Washington, DC 20006

                                                                    EXHIBIT B

                          TERMS AGREEMENT NO. 834 UNDER
                                  THE FACILITY

                                                               29 February, 2000

International Bank for Reconstruction
         and Development
1818 H Street, N.W.
Washington, D.C.  20433

                  The undersigned agree to purchase from you (the "BANK") the Bank's U.S.$2,000,000,000 6.75% Global Notes due 6 March, 2002 (the "Notes") described in the Pricing Supplement, dated as of the date hereof in the form of Annex I hereto (the "Pricing Supplement") at 11:00 a.m. New York time on 6 March, 2000 (the "Settlement Date") at an aggregate purchase price of U.S.$1,994,410,000 (which is 99.7205% of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of 7 October, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

                  When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

                  The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

                  The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the Lead Manager, on behalf of the Managers named below, of a letter from each of Sullivan & Cromwell and Deloitte

Touche Tohmatsu (International Firm) addressed to the Managers and giving the Managers full benefit of the existing validity opinion or accountants' letter (as the case may be) of such firm as of the respective date of such existing validity opinion or accountants' letter.

                  Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

                  1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.783 percent less a management and underwriting fee of
                           0.0125 percent of the principal amount and a selling concession of 0.0500 percent of the principal amount).

                           The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:



                           NAME                                              PRINCIPAL AMOUNT ($)
                           ----                                              --------------------
                           UBS AG, acting through its
                              division Warburg Dillon Read                    1,600,000,000
                           Credit Suisse First Boston Corporation               100,000,000
                           Goldman, Sachs & Co.                                 100,000,000
                           PaineWebber Incorporated                             100,000,000
                           Charles Schwab & Co., Inc.                           100,000,000



                  2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in bookentry form to the following account at the Federal Reserve Bank of New
                           York: ABA No. 021000021 ("Chase NYC/Warburg"); and payment for the Notes shall be effected by transfer of the purchase price specified above in immediately available funds to the Bank's account IBRD A-General at the Federal Reserve Bank of New York, ABA # 021-081-383.

                  3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed the Lead Manager as Stabilizing Manager with respect to this issue of Notes.

                  4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

                  5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

                  6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

                           For purposes hereof, the notice details of each of the undersigned are as follows:

                           c/o UBS AG, acting through its division Warburg Dillon Read
                           100 Liverpool Street
                           London EC2M 2RH
                           England
                           Attention:  Transactions Legal Department
                           Telephone: 44171-567-2308
                           Fax: 44171-567-2364

                  7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

                  All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

                  This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

                  This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

                                            UBS AG, acting through its
                                              division WARBURG DILLON READ
                                            CREDIT SUISSE FIRST BOSTON
                                              CORPORATION
                                            GOLDMAN, SACHS & CO.
                                            PAINEWEBBER INCORPORATED
                                            CHARLES SCHWAB & CO., INC.
                                            (the "Managers")

                                  By:      UBS AG, acting through its
                                               division WARBURG DILLON READ
                                           (the "Lead Manager")

                                           By:  _______________________________
                                                    (Authorized Signatory)

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
         AND DEVELOPMENT

By:_______________________________
         (Authorized Signatory)